As filed with the Securities and Exchange Commission on November 21, 2025

Registration No. 333-280059

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

to

Form S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN

REAL ESTATE COMPANIES

Blackstone Real Estate Income Trust, Inc.

(Exact Name of Registrant as Specified in Governing Instruments)

345 Park Avenue

New York, NY 10154

(212) 583-5000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

BX REIT Advisors L.L.C.

Leon Volchyok

345 Park Avenue

New York, NY 10154

(212) 583-5000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Benjamin C. Wells Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Robert H. Bergdolt Christopher R. Stambaugh DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 (919) 786-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-280059

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (No. 333-280059) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

Information Not Required in the Prospectus

Item 36. Financial Statements and Exhibits.

(b) Exhibits. The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

3.1	Articles of Amendment of Blackstone Real Estate Income Trust, Inc., dated November 3, 2025 (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on filed on November 3, 2025 and incorporated herein by reference).

3.2	Articles Supplementary of Blackstone Real Estate Income Trust, Inc., dated November 3, 2025 (filed as Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed November 3, 2025 and incorporated herein by reference).

4.1	Share Repurchase Plan, dated November 3, 2025 (filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on November 3, 2025 and incorporated herein by reference).

10.1	Sixth Amended and Restated Advisory Agreement by and among Blackstone Real Estate Income Trust, Inc., BREIT Operating Partnership L.P. and BX REIT Advisors L.L.C., dated November 3, 2025 (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 3, 2025 and incorporated herein by reference).

10.2	Sixth Amended and Restated Limited Partnership Agreement of BREIT Operating Partnership L.P., by and between Blackstone Real Estate Income Trust, Inc., BREIT Special Limited Partner L.P. (f/k/a BREIT Special Limited Partner L.L.C.) and the limited partners party thereto from time to time, dated as of November 3, 2025 (filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on November 3, 2025 and incorporated herein by reference).

10.3	DST Dealer Manager Agreement, dated November 3, 2025, by and between Blackstone Real Estate Exchange, LLC, Blackstone Securities Partners L.P. and BREIT Operating Partnership L.P. (filed as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on November 3, 2025 and incorporated herein by reference).

10.4	Form of DST Selected Dealer Agreement (filed as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on November 3, 2025 and incorporated herein by reference).

24.1*	Power of Attorney.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 21, 2025.

Blackstone Real Estate Income Trust, Inc.

By:	/s/ Katharine A. Keenan
Katharine A. Keenan Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 has been signed by the following persons in the following capacities on November 21, 2025.

Signature	Title

/s/ Katharine A. Keenan Katharine A. Keenan	Chief Executive Officer and Director (principal executive officer)

/s/ Anthony F. Marone, Jr. Anthony F. Marone, Jr.	Chief Financial Officer and Treasurer (principal financial officer)

/s/ Paul Kolodziej Paul Kolodziej	Deputy Chief Financial Officer (principal accounting officer)

* Zaneta Koplewicz	Director

* A.J. Agarwal	Director

* Frank Cohen	Chairman of the Board

* Raymond J. Beier	Independent Director

* Susan Carras	Independent Director

* Richard I. Gilchrist	Independent Director

* Field Griffith	Independent Director

* Edward Lewis	Independent Director

*By:	/s/ Katharine A. Keenan
Katharine A. Keenan Attorney-in-fact